vtech

03 NOV 24 AM 7:21

VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : PF215-45/03/ws
Direct Line : (852) 2680 1705 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Lydia CHUNG / Annie YY CHAN / Winnie SO)

03037653

20th November 2003

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited and its subsidiaries (the "Group")
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of announcement of interim results of the Group for the six months ended 30th September 2003 dated 19th November 2003 as published in an English newspaper in Hong Kong on 20th November 2003 for your filing.

Yours faithfully
For and on behalf of
VTech Corporate Services Limited

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Lydia CHUNG
Legal & Compliance Manager

Encl.

dlw 11/25

c.c. Ms. Kathy Jiang
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2003

PERFORMANCE HIGHLIGHTS

- Group revenue decreased by 13.8% to US$404.1 million
- Net margin from operations (excluding lawsuit settlement) improved from 3.4% to 4.3%
- Net profit from operations (excluding lawsuit settlement) rose by 8.1% to US$17.4 million
- Interim dividend of US3.0 cents per share
- Net cash of US$73.3 million

UNAUDITED INTERIM RESULTS

The directors of VTech Holdings Limited (the "Company") announce the unaudited results of the Company and its subsidiaries and associates (the "Group") for the six months ended 30th September 2003 together with the comparative figures for the same period last year as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	(Unaudited) Six months ended 30th September 2003 US$ million	2002 US$ million	(Audited) Year ended 31st March 2003 US$ million
Revenue	2	404.1	468.7	866.5
Cost of sales		(272.5)	(317.0)	(577.5)
Gross profit		131.6	151.7	289.0
Selling and distribution costs		(73.4)	(81.9)	(166.8)
Administrative and other operating expenses		(21.5)	(33.6)	(65.7)
Research and development expenses		(15.7)	(16.6)	(31.0)
Gain on settlement of a lawsuit		—	34.0	34.0
Operating profit	2 & 3	21.0	53.6	59.5
Net finance income/(costs)	4	0.2	(1.3)	(1.0)
Share of results of associates		—	(0.4)	(0.2)
Profit from ordinary activities before taxation		21.2	51.9	58.3
Taxation	5	(3.8)	(1.5)	(17.4)
Profit from ordinary activities after taxation		17.4	50.4	40.9
Minority interest		—	(0.3)	(0.1)
Profit attributable to shareholders		17.4	50.1	40.8
Dividend	6			
— Interim		6.8	3.4	3.4
— Final				4.5
Earnings per share (in US cents)	7			
— Basic		7.7	22.2	18.1
— Diluted		7.7	22.2	18.1

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") including compliance with International Accounting Standard 34 — Interim Financial Reporting adopted by the International Accounting Standards Board.

The same accounting policies adopted in the 2003 annual financial statements have been applied to the interim condensed consolidated financial statements.

2. SEGMENT INFORMATION

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

Primary reporting format — business segments

	(Unaudited) Six months ended 30th September Revenue 2003 US$ million	Revenue 2002 US$ million	Operating profit/(loss) 2003 US$ million	Operating profit/(loss) 2002 US$ million
Telecommunication and electronic products	402.9	467.5	23.5	55.6
Other activities	1.2	1.2	(2.5)	(2.0)
	404.1	468.7	21.0	53.6

Secondary reporting format — geographical segments

	(Unaudited) Six months ended 30th September Revenue 2003 US$ million	Revenue 2002 US$ million	Operating profit/(loss) 2003 US$ million	Operating profit/(loss) 2002 US$ million
North America	310.8	386.1	16.3	51.8
Europe	78.1	61.3	5.0	1.5
Asia Pacific	11.8	17.7	(0.5)	0.2
Others	3.4	3.6	0.2	0.1
	404.1	468.7	21.0	53.6

3. OPERATING PROFIT

The operating profit is arrived at after charging the following:

	(Unaudited) Six months ended 30th September 2003 US$ million	2002 US$ million
Depreciation	9.4	13.6
Loss on disposal of tangible assets and leasehold land	0.6	1.0

4. NET FINANCE INCOME/(COSTS)

	(Unaudited) Six months ended 30th September 2003 US$ million	2002 US$ million
Interest expense	(0.1)	(2.3)
Interest income	0.3	1.0
	0.2	(1.3)

5. TAXATION

	(Unaudited) Six months ended 30th September 2003 US$ million	2002 US$ million
Company and subsidiaries		
Hong Kong	3.4	1.2
United Kingdom	—	(0.1)
USA	0.2	0.3
Other countries	0.2	0.1
	3.8	1.5

Tax on profit has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

The Group is currently negotiating with the Hong Kong Inland Revenue Department regarding a dispute over the offshore income claims made by certain subsidiaries of the Group in prior years. The aim of the negotiations is to resolve the dispute amicably. The outcome of these negotiations remained unsettled as at 30th September 2003.

The Group made a provision of US$11.0 million in the previous year; representing the directors' best estimates of any liabilities which may arise on settlement of this dispute. No further provision in this respect was considered necessary for the six months ended 30th September 2003.

6. DIVIDENDS

(a) Dividends attributable to the period:

	(Unaudited) Six months ended 30th September 2003 US$ million	2002 US$ million
Interim dividend declared of US3.0 cents per ordinary share (2002: US1.5 cents)	6.8	3.4

The interim dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b) *Final dividend of US2.0 cents per share (2002: Nil) proposed after 31st March 2003*, which totalled US$4.5 million was approved and paid during the period.

7. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$17.4 million (2002: US$50.1 million) and the weighted average of 225.5 million (2002: 225.5 million) ordinary shares in issue during the period. There were no potential dilutive ordinary shares in existence for both periods presented.

INTERIM DIVIDENDS

The directors have declared an interim dividend for the six months ended 30th September 2003 of US3.0 cents per ordinary share to shareholders whose names appear on the register of members of the Company as at the close of business on 29th December 2003. It is expected that the interim dividends will be paid on 8th January 2004.

The interim dividends will be payable in United States cents save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those shareholders whose names appear on the register of members of the Company in the United Kingdom will receive the equivalent amount in sterling pounds both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 18th December 2003.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th September 2003, the Group had net cash of US$73.3 million after deducting the total interest bearing debts of US$2.6 million. Of the amount of indebtedness as at 30th September 2003, US$0.5 million was repayable within one year; US$0.5 million was repayable between one and two years; US$0.6 million was repayable between two and five years and US$1.0 million was repayable after five years. A majority of the Group's borrowings was denominated in Euro, on a fixed interest rate basis and secured against land and buildings. The gross debt to shareholders' funds ratio stood at 1.9% as at 30th September 2003.

The objective of the Group's treasury policies is to mitigate risks and exposures to the Group due to fluctuations in foreign currency exchange rates and interest rates. It is the Group's policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge against major exposures.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 19th December 2003 to 29th December 2003, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company not later than 4:00 p.m., the local time of the share registrars, on Thursday, 18th December 2003.

The principal registrar in Bermuda is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

VTech continued to improve its financial performance in the first half of the financial year 2004 as demonstrated by the improved net profit margin and a stronger net cash position.

This sound performance reflects continuous good performance of our Telecommunication Products and Contract Manufacturing Services businesses, as well as the benefits arising from the initial results of our three-year strategic plan to turn around the Electronic Learning Products (ELP) business, through which we achieved tremendous cost savings. Although revenue was lower than the same period of last year, largely due to lower sales in the US market of the ELP and Telecommunication Products businesses, VTech is now returning to its growth path in both revenue and profitability, as the Group's solid financial footing enables us to begin to expand. We are confident that the second half of the financial year 2004 will deliver a stronger growth in both revenue and profitability. In addition, the launch of innovative new electronic learning products will provide a significant growth potential to rebound our ELP business in the financial year 2005 and the years beyond.

Group Results

The Group revenue for the six-month period ended 30th September 2003 declined by 13.8% to US$404.1 million. This was mainly due to lower sales in the US market of the ELP business, as was fully anticipated by management at the beginning of the financial year 2004. Revenue was also affected by a decline in sales of the Telecommunication Products business, caused by the absence of revenues from the discontinued mobile phone business, a shift in the timing of our customers' seasonal purchasing and interruption of supply of a critical component. In addition, revenue of Contract Manufacturing Services declined as the worldwide Electronics Manufacturing Services (EMS) industry suffered from disappointing end-market demand during the first quarter of the financial year 2004.

Despite the decline in revenue, profit attributable to shareholders on a normal operating basis rose by 8.1% to US$17.4 million, as compared with the US$16.1 million recorded in the same period of the financial year 2003, excluding the US$34.0 million exceptional income arising from settlement of a lawsuit recorded for that period. The improvement was driven by the continuous good performance of Telecommunication Products and Contract Manufacturing Services businesses. It was further supported by cost savings achieved at the ELP business, which successfully reduced selling, general and administrative costs.

Dividend

The continued rise in profitability has further strengthened VTech's financial position. In line with expectations of the Group's full year results, the directors have declared an interim dividend of US3.0 cents per ordinary share.

Liquidity Position

The Group's financial resources continued to be strong. As at 30th September 2003, the Group had cash on hand of US$75.9 million. After deducting total interest bearing debt of US$2.6 million, the net cash position as at 30th September 2003 was US$73.3 million. The Group has adequate liquidity to meet its future working capital requirements.

REVIEW OF OPERATIONS

Telecommunication Products

During the period under review, revenue of the Telecommunication Products business declined by 9.1% to US$299.0 million. The reduction reflected the absence of revenues from the discontinued mobile phone business. A shift in the timing of our customers' seasonal purchasing was another reason for the decline in revenue. This related to a number of factors, including customers' postponing holiday orders in order to more tightly manage their inventory levels as well as a difference in the timing of our new product launches. Furthermore, sales during the comparable period in the financial year 2003 included customers building additional product inventories in expectation of the October 2002 West Coast ports labour disruption.

In North America, unit sales of our 2.4GHz analog phones increased markedly due to the strong demand for our innovative VMIX phone. This was delivered in May 2003 and would have achieved higher revenues if not affected by an interruption to the supply of a critical component for that product. Sales growth was also supported by the sustained shift from 900MHz to 2.4GHz cordless phones. The significant increase in unit sales of our 5.8GHz cordless phones was also encouraging and confirmed the market's acceptance of this new product line.

The average selling prices of our high-end cordless phones declined gradually reflecting the normal price trend of consumer electronics products. To counter this price trend, VTech is increasingly introducing new products targeting specific consumer segments. The VMIX phone is a leading example. With unique features including programmable ring tones and changeable plates, it has appealed strongly to teenagers in the United States and resulted in high levels of demand from retailers.

We also continued to improve our cost structure to maintain margins. To this end, we have initiated a number of six sigma projects to improve our manufacturing, procurement and distribution operations.

Geographically, we are on track in expanding our presence in the European market. Significant progress was made during the first half of the financial year 2004 and we will continue to work closely with the Swissvoice Group and deepen our relationships with some of the best names in European telecommunications, to which we are already a key supplier.

Electronic Learning Products

Although revenue for the first six months declined by 33.6% to US$57.0 million as compared with the corresponding period of last year, we were able to show a strong improvement in profitability due to strengthened cost control. The ELP business progressed well on its road to recovery.

Despite steady sales in Europe, where VTech remains a market leader in many categories, sales in the United States continued to face challenges and revenue in this market declined, as anticipated by management at the beginning of the financial year 2004.

The reduction was mainly due to a lag effect from the previous financial year when shelf space for VTech's electronic learning products was reduced. The continued erosion of the Electronic Learning Aid market due to the popularity of personal computers and hand held games for children between the age of 6 and 12 was also a factor.

Despite lower revenues, we saw a significant improvement in the profitability of the ELP business in the first half of the financial year 2004, mainly owing to the cost rationalisation initiatives implemented in the previous financial year. The improvement in profitability clearly indicates the success of the first stage of the three-year strategic plan to revitalise the ELP business that we announced in June 2003. During the first half of the financial year 2004, the business benefited from the wide-ranging measures undertaken in the previous financial year to create a much leaner operating structure. The improvement enabled the business to deliver substantially better net margins.

We have now begun to focus on the second phase of the revitalisation strategy, which is to lay the foundation for a recovery in revenues through developing new product lines and revamping completely our existing product ranges. A unique new product category, TV Learning System — a platform that leverages the video game format to educate, has been developed. This new product line was previewed by major customers in the United States in October 2003 and received a very good response. We strongly believe that when we launch these new products in the calendar year 2004, we will be able to achieve a significant rebound in revenue in all our major markets, including the United States.

In addition to these initiatives in our core markets, we have begun to enter the booming China market during the first half of the financial year 2004, distributing a line of 16 specially designed products in the key cities of the affluent Pearl River Delta region adjacent to Hong Kong. The initial response has been encouraging.

Contract Manufacturing Services (CMS)

The CMS business made important advances during the first half of the financial year 2004 and maintained stable profitability, despite revenue declining by 10.6% to US$48.1 million.

The decline in revenue resulted mainly from a shortfall in orders in the first quarter of the financial year 2004 that was caused by low end-market demand. Orders began picking up starting from the second quarter of the financial year 2004, however, as confidence returned. A slow recovery has been discernible in the worldwide EMS industry during the calendar year 2003, following two years of decline that began in the calendar year 2000.

In July and September 2003, we were able to achieve the targets we set out at the beginning of the current financial year to attain ISO13488 and TS16949 certifications. These certifications open a new avenue of growth for the business as they give us entry into the production of medical equipment and automotive products, which are important niche markets in the EMS industry.

Our client base remained stable during the period as we continued to reap the benefits of our Design for Manufacturing Programme, which helps customers to achieve cost savings in their products through our involvement in the process from the early design stage. In recognition of our outstanding customer service, the CMS business was given "Excellent Commitment and Partnership" Award by Nissei Electronics Industry Co Ltd in October 2003.

Outlook

The second half of the financial year 2004 has started well and we expect the financial year 2004 to show a strong improvement in our financial results. The economic environment in the US market appears to be more positive than it was at the beginning of the financial year 2004. This should combine with positive developments at the Group to allow us to look forward to growth in both revenue and profitability in the financial year 2004.

At the Telecommunication Products business, the problem of component supply for our VMIX phone has been resolved and the pent up demand should result in strong sales for this product line during the second half of the financial year 2004. The business will also benefit as the timing issues that held back revenues during the first half of the financial year 2004 contribute positively in the final six months.

In September 2003, we delivered the world's most advanced cordless phone handset, the i5801, which features a large, colour, high resolution LCD screen, customisable picture caller ID and a recordable musical ringer. This revolutionary design helped the handset to win the "Grand Award" at the 2003 Hong Kong Electronic Industry Association Awards for Outstanding and Innovative Products.

Building on this, VTech will introduce more products, including those that target specific consumer segments in the second half. The VMIX II cordless phone, the second generation of VMIX phone, will maintain momentum in the teenage segment. This will be supported by the launch of our 2.4GHz and 5.8GHz bundles in February 2004. We will also launch our first data networking products, a market that offers considerable growth potential in the second half of the financial year 2004.

The ELP business will continue to reap the benefits of its more efficient operating structure, which we will seek to enhance further. This will ensure that the strong profit improvement seen in the first half of the financial year 2004 will continue to the end of the financial year 2004. Our existing products are selling well in Europe and the launch of our unique new product, TV Learning System, which targets children aged between three and seven years old will offer significant potential for VTech to regain shelf-space in the United States and grow revenues in all major markets in the financial year 2005.

CMS is forecast to benefit from the recent rebound in outsourced manufacturing and to demonstrate improved revenue growth as the recovery from a disappointing end-market demand takes effect. We will also continue to benefit from the increasing tendency for companies outsourcing to seek integrated solutions to their needs, a service VTech now offers. We expect to achieve modest revenue growth from our existing business lines, while entering the medical equipment and automotive products markets. In addition, we will begin to implement the cell-based manufacturing process already used successfully by VTech's other businesses to drive further gains in productivity.

In the second half of the financial year 2004, the Group will also expand its presence in mainland China through our electronic learning products, as we move beyond the Pearl River Delta to the cities of the Yangtze River Delta and Beijing.

In addition to geographic expansion across China with electronic learning products and in Europe with telecommunication products, we intend to leverage our core competencies in technology, global distribution networks and brands to enter new product categories where we believe we have competitive advantages. In doing so, we intend to combine in-house and outsourced resources in the design and manufacturing process to minimise both capital expenditure and risk.

Last but not the least, I would like to thank my fellow directors and senior management, as well as all VTech employees for their ongoing commitment to ensure continued improvement for the Group. Likewise, my thanks go out to our customers and business partners for their invaluable supports.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the six months ended 30th September 2003. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the unaudited interim consolidated financial statements for the six months ended 30th September 2003.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, all are independent non-executive directors of the Company.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period under review except that certain independent non-executive directors of the Company are not appointed for a specific term.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All the financial and other information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be subsequently published on website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Allan WONG Chi Yun
Chairman

Hong Kong, 19th November 2003